August 17, 2020


Jane Lam
Director and President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

       Re:    BANK 2019-BNK20
              Form 10-K
              Filed March 30, 2020
              File No. 333-227446-06

Dear Ms. Lam:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          /s/ Katherine Hsu

                                                          Katherine Hsu
                                                          Office Chief
                                                          Office of Structured
Finance